                                                               OMB EXP. 10-31-94

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*


                                 BayBanks, Inc.

                         Common Stock, $2.00 par value

                                  072723-10-9



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

- -----------------------                                  ---------------------
 CUSIP NO. 072723-10-9                  13G                PAGE 2 OF 5 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BAYBANKS SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP TRUST (THE "TRUST") BY MARINE MIDLAND BANK ITS CO-TRUSTEE.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      NOT APPLICABLE                                            (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      MARINE MIDLAND BANK IS A STATE CHARTERED BANK ORGANIZED UNDER THE LAWS
      OF THE STATE OF NEW YORK.

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,228,365
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,228,365
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,228,365

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      NOT APPLICABLE

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      6.87%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      BK, EP

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages

           The filing of this Statement on Schedules 13G is made by Marine Midland Bank, as co-trustee (the "Trustee") of the Savings, Profit Sharing and Stock Ownership Plan (the "Plan" or "Trust") voluntarily and does not constitute, and should not be construed as, an admission that either the Trust or Trustee beneficially owns any securities covered by this Statement or is required to file this Statement for the Trust and the Trustee. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.

Item 1(a). Name of Issuer:

           BayBanks, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           175 Federal Street, Boston, MA 02110

Item 2(a). Name of Person Filing:

           Marine Midland Bank as co-trustee of the BayBanks Savings, Profit Sharing and Stock Ownership Trust for employees of BayBanks, Inc., and Affiliated Companies.

Item 2(b). Address of Principal Business Office, or if none, Residence:

           c/o Marine Midland Bank
           250 Park Avenue
           New York, New York  10177
           Attention:  James R. McDonald

Item 2(c). Citizenship

           The Trust has been organized under the laws of the State of Massachusetts. The Trustee is a state chartered bank organized under the laws of the State of New York.

Item 2(d). Title of Class Securities:

           Common Stock, $2.00 Par Value

Item 2(e). CUSIP Number:

           072723-10-9

Item 3.    The person filing is a:

      [b]  [x]  Bank as defined in Section 3(a)(6) of the Act.

      [f] [x] Employee Benefit Plan, Pension Fund which is subject to provisions of Employee Retirement Income Security Act of 1972 ("ERISA") or endowment fund.

                                                               Page 4 of 5 Pages

Item 4.   Ownership:

          (a)  Amount Beneficially Owned: 1,228,365/1/

          (b)  Percent of Class:  6.87%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote................. 0

               (ii)  shared power to vote or to direct the vote.... 1,228,365/1/

               (iii) sole power to dispose or to direct the disposition of.... 0

               (iv)  shared power to dispose or to direct the
                     disposition of................................ 1,228,365/1/

Item 5.   Ownership of Five Percent or Less of a Class:

          Not Applicable

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:

          Participants of the Plan are entitled to receive certain distributions or assets held by the Trust. Such distributions may include proceeds from dividends thereon, or the sale of, shares of Common Stock reflected in the Schedule 13G.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certification:

- ------------------------
/1/Of the 1,228,365 shares of Common Stock reported herein, 523,191 shares are held in the BayBanks, Inc. Common Stock Fund (the "Common Stock Fund") (all of which are allocated to accounts of participants) and 765,174 are held in the Issuer's Employee Stock Ownership Plan (the "ESOP"). Under the Plan, the Trustee votes all shares in the Common Stock Fund portion of the Trust in accordance with the voting instructions received from participants in that fund and votes all allocated and unallocated shares of Common Stock in the ESOP in accordance with the voting instructions received from participants with allocated shares. The Plan provides that, in a tender offer, the Trustee will tender allocated ESOP shares and shares in the Common Stock Fund as instructed by the respective participants and will tender unallocated ESOP shares in the same proportion as it tenders allocated ESOP shares. 238,679 shares of Common Stock reported herein are allocated to accounts of participants of the ESOP.

                                                               Page 5 of 5 Pages

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


Date: February 9, 1994


Marine Midland Bank (not in its
individual or corporate capacity
but solely as trustee)


By:  /s/ Stephen J. Hartman
    -----------------------
Its: Administrative Vice President



(DAH\04146\031.B)